Singtel

08001918

24 March 2008

SEC
Mail Processing
Section

APR 10 2008

Washington, DC
101

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549
United States of America

Dear Sirs

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to Singapore Exchange Securities Trading Limited and ASX Limited for the period 17 March 2008 to 21 March 2008.

Our SEC file number is 82-3622.

Yours faithfully

Leila Ashraf (Ms)
Legal Counsel

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Encs

Singapore Telecommunications Limited
Company registration number: 199201624D
31 Exeter Road Comcentre #18-00
Singapore 239732
Tel: +65 6838 3388 Fax: +65 6732 8428
Email: contact@singtel.com Website: www.singtel.com

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGTEL
Company Registration No.	199201624D
Announcement submitted on behalf of	SINGTEL
Announcement is submitted with respect to *	SINGTEL
Announcement is submitted by *	Chan Su Shan (Ms)
Designation *	Company Secretary
Date & Time of Broadcast	20-Mar-2008 17:19:02
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - SingTel wins media rights to UEFA Champions League and UEFA Cup 2009-2012
Description	
Attachments:	NR-20080320.pdf Total size = **88K** (2048K size limit recommended)

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SingTel

mio TV

News Release

SingTel wins media rights to UEFA Champions League and UEFA Cup 2009-2012

Matches to be offered on demand and across multiple platforms

Singapore, 20 March 2008 – Singapore Telecommunications Limited (SingTel) today announced that it has been awarded the coveted media rights to the UEFA Champions League and UEFA Cup 2009-2012.

Under the agreement, SingTel will have the exclusive media rights across its mobile, Internet and mio TV platforms. SingTel plans to stream UEFA Champions League games both 'live' and on-demand on mio TV, and the Internet through the IDEAS portal (www.ideas.singtel.com). It will also offer clips on its mobile service.

Mr Allen Lew, SingTel's CEO Singapore, said: "SingTel is very excited that we have won the coveted rights to the UEFA Champions League and UEFA Cup 2009-2012. mio TV is an integral part of the services that SingTel provides, and what drives pay TV take-up is the quality of content.

"Based on our research, sport is a key genre that drives pay TV take-up, and European soccer is a significant driver for people who subscribe to sport content."

He added: "The UEFA Champions League and UEFA Cup are premier European club competitions. And because they feature the top soccer clubs from the UK, Italy and other major European nations, this content is highly popular among the locals and expatriates alike."

Commenting on the award of the media rights in Singapore to SingTel, UEFA said: "We are excited at the prospect of working with a new partner in the form of SingTel. The commitment they have made to acquire the media rights is evidence of the tremendous popularity of the UEFA Champions League and the UEFA Cup in Singapore."

As the UEFA games are played in Europe, due to the time difference, local football fans usually have to stay up till the wee hours of the morning just to catch the games. With mio TV's on-demand feature, fans no longer have to lose sleep just to watch their favourite teams in action.

"The flexible mio platform has the unique capability of offering video-on-demand and SingTel's extensive mobile and broadband customer base allows us to package this content in an innovative way that will certainly excite the public in Singapore," Mr Lew said.

....

About SingTel

SingTel is Asia's leading communications group with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With significant operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 37 offices in 19 countries and territories throughout Asia Pacific, Europe and the United States. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in Bangladesh, India, Indonesia, Pakistan, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving about 172 million customers in eight markets.

SingTel employs more than 19,000 people worldwide and had a turnover of S$13.15 billion (US$8.40 billion) and net profit after tax of S$3.78 billion (US$2.42 billion) for the year ended 31 March 2007. More information can be found @ www.singtel.com and www.optus.com.au.

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Doc ID	Status	Status Date/ Time	Contact	Announcement Title
578663 (88kb)	Delivered	20 Mar 2008 20:22	Lorinda Leung	SingTel wins media rights to UEF
572372 (52kb)	Released	05-Mar-2008 14:53	Lorinda Leung	Top 20 Holders
572370 (252kb)	Released	05-Mar-2008 14:52	Lorinda Leung	Appendix 3B
567774 (79kb)	Released	26-Feb-2008 10:39	Lorinda Leung	News Release SingTel and partn
566889 (17kb)	Released	25-Feb-2008 08:32	Lorinda Leung	Incorporation of subsidiary NCSI
560571 (58kb)	Released	05-Feb-2008 17:15	Lorinda Leung	Top 20 Holders
560570 (248kb)	Released	05-Feb-2008 17:14	Lorinda Leung	Appendix 3B
560326 (1MB)	Released	05-Feb-2008 09:46	Lorinda Leung	Third Quarter Financial Statemen
560170 (108kb)	Released	04-Feb-2008 15:55	Lorinda Leung	Singtel regional mobile subscribe
555183 (10kb)	Released	23-Jan-2008 08:35	Lorinda Leung	Date of announcement of SingTe
553997 (36kb)	Released	18-Jan-2008 08:22	Lorinda Leung	Change of Director's Interest Noti
553996 (73kb)	Released	18-Jan-2008 08:22	Lorinda Leung	Notice of a Director's Change in I
553544 (36kb)	Released	17-Jan-2008 08:26	Lorinda Leung	Change of Director's Interest Noti
553543 (125kb)	Released	17-Jan-2008 08:26	Lorinda Leung	Notice of Director's Change in Int
553138 (11kb)	Released	16-Jan-2008 08:31	Lorinda Leung	Audit Committee
550963 (404kb)	Released	08-Jan-2008 11:05	Lorinda Leung	Presentation to Investors-By Frar
550417 (205kb)	Released	07-Jan-2008 08:28	Lorinda Leung	Media Conference on SingTel's A
550416 (189kb)	Released	07-Jan-2008 08:28	Lorinda Leung	SingTel outlines main basis of ap

(1 to 18 of 1990 announcements)

ISBN: 1 875262 11 3

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